Exhibit 99.1

Tencent Music Entertainment Group Announces Second Quarter 2024 Unaudited Financial Results

SHENZHEN, China, Aug. 13, 2024 /PRNewswire/ -- Tencent Music Entertainment Group ("TME," or the "Company") (NYSE: TME and HKEX: 1698), the leading online music and audio entertainment platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Second Quarter 2024 Financial Highlights

•	Total revenues were RMB7.16 billion (US$985 million), representing a 1.7% year-over-year decrease, primarily due to a decline in revenues from social entertainment services and others, which was partially offset by strong year-over-year growth in revenues from online music services.

•	Revenues from music subscriptions were RMB3.74 billion (US$515 million), representing 29.4% year-over-year growth. The number of paying users increased by 17.7% year-over-year to 117.0 million, up by 3.5 million from the first quarter of 2024.

•	Net profit was RMB1.79 billion (US$247 million), representing 33.1% year-over-year growth. Net profit attributable to equity holders of the Company was RMB1.68 billion (US$231 million), representing 29.6% year-over-year growth. Non-IFRS net profit[1] was RMB1.99 billion (US$273 million), representing 25.7% year-over-year growth. Non-IFRS net profit attributable to equity holders of the Company[1] was RMB1.87 billion (US$258 million), representing 22.5% year-over-year growth.

•	Diluted earnings per ADS was RMB1.07 (US$0.15), up from RMB0.82 in the same period of 2023.

•	Total cash, cash equivalents, term deposits and short-term investments as of June 30, 2024 were RMB35.03 billion (US$4.82 billion).

Mr. Cussion Pang, Executive Chairman of TME, commented, "We are pleased to report another quarter of robust results, driven by the strong performance of our online music services. With over 10 million net subscriber additions in the first half of 2024 and ARPPU expansion, we continue to break new grounds within China's streaming landscape. We remain optimistic about the music industry's long-term potential and are committed to sustainably achieving our mid- to long-term goals, at a healthy pace and with the right balance. This approach has been instrumental in the past as we effectively navigated across various development stages and changing external environments, and it will continue to fuel innovation and growth for the years to come."

Mr. Ross Liang, CEO of TME, continued, "Our focus on user-centric innovation continued to pay off, as we have seen a steady increase in both online music subscribers and retention. This achievement is the result of further enriched membership benefits as well as unique streaming experiences delivered to a broader user base. We are delighted to see improved user loyalty on our platform, thanks to multi-faceted product and technological advancements that bring out increasingly engaging and entertaining music journey for each user."

Second Quarter 2024 Operational Highlights

•	Key Operating Metrics

1 Non-IFRS net profit and non-IFRS net profit attributable to equity holders of the Company were arrived at after excluding the combined effectof amortization of intangible assets and other assets arising from business acquisitions or combinations, share-based compensation expenses,net losses/gains from investments, and related income tax effects.

	2Q24	2Q23	YoY %
MAUs – online music (million)	571	594	(3.9%)
Mobile MAUs – social entertainment (million)	93	136	(31.6%)
Paying users – online music (million)	117.0	99.4	17.7%
Paying users – social entertainment (million)	7.9	7.5	5.3%
Monthly ARPPU – online music (RMB)	10.7	9.7	10.3%
Monthly ARPPU – social entertainment (RMB)	73.2	135.0	(45.8%)

Enriched content library, deepened record label collaborations, and self-produced content offerings boosted our content ecosystem.

•	Our strong alliances with record labels ensure ongoing and deeper collaborations, including but not limited to providing users with early listening privileges to new songs to promote membership conversion and engagement. Our recent contract renewal with Sodagreen and CJ ENM reaffirmed this effective approach.

•	Introduced digital album offerings with distinguished fan-artist interaction benefits, and premiered notable new releases in the quarter. Particularly, Zhou Shen's digital album Shenself topped sales volume on our platform for this year. The digital albums of Lay Zhang and aespa also delivered solid performances.

•	Supported artists in hosting concerts and staged our own music festivals, providing fans with early access to value-added services such as ticketing and artist merchandise, thereby elevating our industry influence. For example, we 1) upgraded our flagship annual event, TMEA 2024, featuring a wider array of artists from top nationwide singers and emerging musicians to overseas idols; 2) hosted TIA RAY's first large-scale concert tour, highlighted by creative stage design, and achieved a sell-out success; 3) initiated a new collaboration with Karen Mok, customizing event-themed merchandise for her concert.

•	Capitalized on extensive IP and artist resources to elevate production, promotion, and success of our self-produced content. 1) Produced chart-topping soundtracks for TV dramas Joy of Life 2 and The Tale of Rose, featuring joint promotion with the cast on our music Apps; 2) Promoted original content Heard of You and Who Am I on the popular national music variety show The Treasured Voice Season 5, with both songs going viral and boosting streams on our platform.

Unique blend of premium benefits, original content, and a variety of engaging use cases drove sustainable subscriber growth.

•	Advanced sound quality across devices and platforms consistently, e.g. QQ Music introduced Premium Panoramic Sound 2.0 and Kugou Music rolled out Viper Ultra Sound, both featuring ultra-clear sound quality and saw increased user adoption.

•	Introduced more personalized privileges to strengthen member loyalty. Our proprietary players and ringtones crafted based on famous IPs and artists have been well received by members.

•	Offering original content that appeals to different music preferences is proven to be increasingly effective for subscriber conversion.

•	Our Super VIP (SVIP) service has started to gain more traction, thanks to our efforts in meeting members' evolving needs. It provides a holistic listening experience across various devices and scenarios, including music and long-form audio content, with additional benefits such as priority access to digital albums and ticket booking for offline performances.

Enhanced listening experience for a wider audience through advanced technology and innovative product features.

•	Upgraded our recommendation middleware to allow for a more personalized music discovery experience. Notably, nearly 40% of streams were generated from recommendations during the quarter.

•	Applied AIGC to elevate sound quality and interactive streaming experience. For example, we introduced data-saving AI-enhanced SQ Lite Mode while preserving superior sound quality, and rolled out a virtual DJ feature within Kugou Music to provide users with tailored music introductions and a sense of companionship.

•	Recently launched a multi-device synchronized playback feature and a compact, half-screen music player that allow users to navigate music streaming seamlessly.

•	Expansive rewards program gained popularity among users, resulting in more frequent and longer listening sessions.

Second Quarter 2024 Financial Review

Total revenues decreased to RMB7.16 billion (US$985 million) from RMB7.29 billion in the same period of 2023.

•	Revenues from online music services delivered a strong year-over-year increase of 27.7% to RMB5.42 billion (US$746 million) from RMB4.25 billion in the same period of 2023. The increase was driven by solid growth in music subscription revenues, supplemented by growth in revenues from advertising services. Revenues from music subscriptions were RMB3.74 billion (US$515 million), representing 29.4% year-over-year growth compared with RMB2.89 billion in the same period of 2023. This rapid growth was driven by continuous expansion in the online music paying user base and improved ARPPU. The number of online music paying users increased by 17.7% year-over-year to 117.0 million, with a monthly ARPPU of RMB10.7 in the second quarter of 2024. The increase in the number of paying users was primarily due to high quality content, attractive membership privileges, and optimized user operations and effective promotions. The year-over-year increase in revenues from advertising was primarily due to our more diversified product portfolio and innovative ad formats, including ad-supported mode and sponsorship advertising. Additionally, increased revenues from offline performances also contributed to the growth in revenues from online music services.

•	Revenues from social entertainment services and others decreased by 42.8% to RMB1.74 billion (US$239 million) from RMB3.04 billion in the same period of 2023. The continued decrease was mainly the result of adjustments to certain live-streaming interactive functions and more stringent compliance procedures we started to implement in the second quarter of 2023, as well as increased competition from other platforms.

Cost of revenues decreased by 13.3% year-over-year to RMB4.15 billion (US$571 million), mainly due to decreased revenues from social entertainment services that led to less revenue sharing fees, partially offset by increased content costs of royalties, costs related to offline performances and payment channel fees.

Gross margin increased to 42.0% from 34.3% in the same period of 2023, primarily due to strong revenue growth from music subscriptions and advertising services, and the ramp-up of our own content.

Total operating expenses decreased by 8.5% year-over-year to RMB1.15 billion (US$158 million). Operating expenses as a percentage of total revenues decrease to 16.0% from 17.2% in the same period of 2023.

•	Selling and marketing expenses were RMB210 million (US$29 million), which were relatively stable compared with same period of last year. We continue to maintain ROI focused approach for promotion expenses.

•	General and administrative expenses were RMB938 million (US$129 million), representing a 10.2% year-over-year decrease. This decrease was primarily due to reduced employee-related expenses.

Total operating profit was RMB2.20 billion (US$302 million) in the second quarter of 2024, representing an increase of 42.8% year-over-year.

The effective tax rate for the second quarter of 2024 was 19.4% compared with 12.2% in the same period of 2023. The increase in the effective tax rate was mainly driven by the accrual of withholding income tax of RMB111 million (US$15 million) in the second quarter of 2024. Additionally, changes in preferential tax rates for certain entities also impacted our effective tax rate.

For the second quarter of 2024, net profit was RMB1.79 billion (US$247 million) and net profit attributable to equity holders of the Company was RMB1.68 billion (US$231 million). Non-IFRS net profit was RMB1.99 billion (US$273 million) and non-IFRS net profit attributable to equity holders of the Company was RMB1.87 billion (US$258 million). Please refer to the section in this press release titled "Non-IFRS Financial Measure" for details.

Basic and diluted earnings per American Depositary Shares ("ADS") for the second quarter of 2024 were RMB1.09 (US$0.15) and RMB1.07 (US$0.15), respectively; non-IFRS basic and diluted earnings per ADS were RMB1.21 (US$0.17) and RMB1.19 (US$0.16), respectively. The Company had weighted averages of 1.54 billion basic and 1.57 billion diluted ADSs outstanding, respectively. Each ADS represents two of the Company's Class A ordinary shares.

Declaration and Payment of 2023 Dividend

On May 11, 2024, the Company's board of directors declared a cash dividend of US$0.0685 per ordinary share, or US$0.1370 per ADS, for the year ended December 31, 2023, to holders of record of ordinary shares and ADSs as of the close of business on May 31, 2024. The payment for the cash dividend of US$212 million was made in June 2024.

As of June 30, 2024, the combined balance of the Company's cash, cash equivalents, term deposits and short-term investments amounted to RMB35.03 billion (US$4.82 billion), compared with RMB34.18 billion as of March 31, 2024.

Social Responsibilities

In the second quarter, we cooperated with Tencent Charity to launch another "Little Red Flower Concert", aiming to share compassion through music and inspire the society as a whole. We continued to partner with volunteer artists and teachers to support local education, and amplified its online reach this year by deepening collaboration with Weixin Video Accounts.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars ("USD") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2672 to US$1.00, the noon buying rate in effect on June 28, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measure

The Company uses non-IFRS net profit for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. TME believes that non-IFRS net profit helps identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit for the period. TME believes that non-IFRS net profit for the period provides useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS net profit for the period should not be considered in isolation or construed as an alternative to operating profit, net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS net profit for the period and the reconciliation to its most directly comparable IFRS measure. Non-IFRS net profit for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. TME encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS net profit for the period represents profit for the period excluding amortization of intangible and other assets arising from business acquisitions or combinations, share-based compensation expenses, net losses/gains from investments and related income tax effects.

Please see the "Unaudited Non-IFRS Financial Measure" included in this press release for a full reconciliation of non-IFRS net profit for the period to its net profit for the period.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME and HKEX: 1698) is the leading online music and audio entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. TME's mission is to create endless possibilities with music and technology. TME's platform comprises online music, online audio, online karaoke, music-centric live streaming and online concert services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group
ir@tencentmusic.com
+86 (755) 8601-3388 ext. 818415

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED INCOME STATEMENTS

	Three Months Ended June 30			Six Months Ended June 30
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)			(in millions, except per share data)
Revenues
Online music services	4,249	5,424	746	7,750	10,431	1,435
Social entertainment services and others	3,037	1,736	239	6,540	3,497	481
	7,286	7,160	985	14,290	13,928	1,917
Cost of revenues	(4,789)	(4,150)	(571)	(9,478)	(8,147)	(1,121)
Gross profit	2,497	3,010	414	4,812	5,781	795

Selling and marketing expenses	(211)	(210)	(29)	(423)	(397)	(55)
General and administrative expenses	(1,044)	(938)	(129)	(2,061)	(1,887)	(260)
Total operating expenses	(1,255)	(1,148)	(158)	(2,484)	(2,284)	(314)
Interest income	265	304	42	502	582	80
Other gains, net	32	32	4	90	78	11
Operating profit	1,539	2,198	302	2,920	4,157	572

Share of net profit of investments accounted for using equity method	38	54	7	58	36	5
Finance cost	(42)	(26)	(4)	(76)	(56)	(8)
Profit before income tax	1,535	2,226	306	2,902	4,137	569

Income tax expense	(187)	(432)	(59)	(354)	(813)	(112)
Profit for the period	1,348	1,794	247	2,548	3,324	457

Attributable to:
Equity holders of the Company	1,298	1,682	231	2,446	3,104	427
Non-controlling interests	50	112	15	102	220	30

Earnings per share for Class A and Class B ordinary shares
Basic	0.42	0.54	0.07	0.78	1.01	0.14
Diluted	0.41	0.54	0.07	0.77	0.99	0.14

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.83	1.09	0.15	1.57	2.02	0.28
Diluted	0.82	1.07	0.15	1.54	1.99	0.27

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,127,610,931	3,087,608,798	3,087,608,798	3,124,169,951	3,072,305,455	3,072,305,455
Diluted	3,168,826,599	3,138,833,816	3,138,833,816	3,175,466,290	3,122,535,463	3,122,535,463

ADS used in earnings per ADS computation
Basic	1,563,805,465	1,543,804,399	1,543,804,399	1,562,084,975	1,536,152,727	1,536,152,727
Diluted	1,584,413,299	1,569,416,908	1,569,416,908	1,587,733,145	1,561,267,731	1,561,267,731

TENCENT MUSIC ENTERTAINMENT GROUP
UNAUDITED NON-IFRS FINANCIAL MEASURE

	Three Months Ended June 30			Six Months Ended June 30
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)			(in millions, except per share data)
Profit for the period	1,348	1,794	247	2,548	3,324	457
Adjustments:
Amortization of intangible and other assets arising from business acquisitions or combinations*	116	103	14	233	221	30
Share-based compensation	166	164	23	368	357	49
(Gains)/losses from investments**	(10)	(21)	(3)	(27)	16	2
Income tax effects***	(41)	(55)	(8)	(80)	(121)	(17)
Non-IFRS Net Profit	1,579	1,985	273	3,042	3,797	522

Attributable to:
Equity holders of the Company	1,529	1,873	258	2,940	3,577	492
Non-controlling interests	50	112	15	102	220	30

Earnings per share for Class A and Class B ordinary shares
Basic	0.49	0.61	0.08	0.94	1.16	0.16
Diluted	0.48	0.60	0.08	0.93	1.15	0.16

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.98	1.21	0.17	1.88	2.33	0.32
Diluted	0.97	1.19	0.16	1.85	2.29	0.32

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,127,610,931	3,087,608,798	3,087,608,798	3,124,169,951	3,072,305,455	3,072,305,455
Diluted	3,168,826,599	3,138,833,816	3,138,833,816	3,175,466,290	3,122,535,463	3,122,535,463

ADS used in earnings per ADS computation
Basic	1,563,805,465	1,543,804,399	1,543,804,399	1,562,084,975	1,536,152,727	1,536,152,727
Diluted	1,584,413,299	1,569,416,908	1,569,416,908	1,587,733,145	1,561,267,731	1,561,267,731

* Represents the amortization of identifiable assets, including intangible assets such as domain name, trademark, copyrights, supplier resources, corporate customer relationships and non-compete agreement etc., and fair value adjustment on music content (i.e., signed contracts obtained for the rights to access to the music contents for which the amount was amortized over the contract period), resulting from business acquisitions or combination.

** Including the net gains/losses on deemed disposals/disposals of investments, fair value changes arising from investments, impairment provision of investments and other expenses in relation to equity transactions of investments.

*** Represents the income tax effects of Non-IFRS adjustments.

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED BALANCE SHEETS

	As at December 31, 2023	As at June 30, 2024
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
	(in millions)
ASSETS
Non-current assets
Property, plant and equipment	490	591	81
Land use rights	2,437	2,401	330
Right-of-use assets	367	308	42
Intangible assets	2,032	2,034	280
Goodwill	19,542	19,646	2,703
Investments accounted for using equity method	4,274	4,693	646
Financial assets at fair value through other comprehensive income	6,540	10,294	1,417
Other investments	307	331	46
Prepayments, deposits and other assets	540	419	58
Deferred tax assets	352	369	51
Term deposits	8,719	10,529	1,449
	45,600	51,615	7,102

Current assets
Inventories	8	14	2
Accounts receivable	2,918	3,024	416
Prepayments, deposits and other assets	3,438	3,198	440
Other investments	37	42	6
Short-term investments	-	1,001	138
Term deposits	9,937	11,253	1,548
Restricted Cash	31	7	1
Cash and cash equivalents	13,567	12,251	1,686
	29,936	30,790	4,237

Total assets	75,536	82,405	11,339

EQUITY
Equity attributable to equity holders of the Company
Share capital	2	2	0
Additional paid-in capital	36,576	36,643	5,042
Shares held for share award schemes	(302)	(353)	(49)
Treasury shares	(6,996)	(7,067)	(972)
Other reserves	9,658	15,464	2,128
Retained earnings	16,969	16,520	2,273
	55,907	61,209	8,423
Non-controlling interests	1,295	1,670	230

Total equity	57,202	62,879	8,652

LIABILITIES
Non-current liabilities
Notes payables	5,636	5,674	781
Deferred tax liabilities	239	267	37
Lease liabilities	297	243	33
Deferred revenue	148	163	22
	6,320	6,347	873

Current liabilities
Accounts payable	5,006	6,218	856
Other payables and other liabilities	3,472	3,201	440
Current tax liabilities	567	696	96
Lease liabilities	115	112	15
Deferred revenue	2,854	2,952	406
	12,014	13,179	1,813

Total liabilities	18,334	19,526	2,687

Total equity and liabilities	75,536	82,405	11,339

TENCENT MUSIC ENTERTAINMENT GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended June 30			Six Months Ended June 30
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions)			(in millions)

Net cash provided by operating activities	2,067	2,944	405	3,919	5,630	775
Net cash (used in)/provided by investing activities	(1,339)	693	95	(528)	(4,805)	(661)
Net cash used in financing activities	(33)	(1,611)	(222)	(113)	(2,133)	(294)
Net increase/(decrease) in cash and cash equivalents	695	2,026	279	3,278	(1,308)	(180)
Cash and cash equivalents at beginning of the period	12,129	10,218	1,406	9,555	13,567	1,867
Exchange differences on cash and cash equivalents	126	7	1	117	(8)	(1)
Cash and cash equivalents at end of the period	12,950	12,251	1,686	12,950	12,251	1,686